                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 2)


                               REALNETWORKS, INC.
                           --------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   75605L-10-4
                           --------------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)


                               Page 1 of 6 Pages
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                                  SCHEDULE 13G
CUSIP NO. 75605L-10-4                                          Page 2 of 6 Pages
         -------------                                             ---  ---

(1)       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MITCHELL KAPOR
          ----------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
          ----------------------------------------------------------------------
(3)       SEC USE ONLY
          ----------------------------------------------------------------------
(4)       CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ----------------------------------------------------------------------
                    (5)    SOLE VOTING POWER
NUMBER OF                  3,305,070
SHARES              ------------------------------------------------------------
BENEFICIALLY        (6)    SHARED VOTING POWER
OWNED BY                   0
EACH                ------------------------------------------------------------
REPORTING           (7)    SOLE DISPOSITIVE POWER
PERSON                     3,305,070
WITH                ------------------------------------------------------------
                    (8)    SHARED DISPOSITIVE POWER
                           0
                    ------------------------------------------------------------
(9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,305,070
          ----------------------------------------------------------------------
(10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           [ ]
          ----------------------------------------------------------------------
(11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.4%
          ----------------------------------------------------------------------
(12)      TYPE OF REPORTING PERSON*
          IN
          ----------------------------------------------------------------------


                               Page 2 of 6 Pages
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                                  SCHEDULE 13G

ITEM 1(a). NAME OF ISSUER.

        This Schedule 13G relates to RealNetworks, Inc., a Washington corporation (the "Company").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive offices are located at 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

ITEM 2(a). NAME OF PERSONS FILING.

        Mitchell Kapor

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

        The business address of the reporting person is c/o Kapor Enterprises, Inc., One Broadway, 10th Floor, Cambridge, MA 02142.

ITEM 2(c). CITIZENSHIP.

        Mr. Kapor is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

        This Schedule 13G relates to the Company's common stock, par value $.001 per share (the "Common Stock").

ITEM 2(e). CUSIP NUMBER.

        The CUSIP Number for the Company's Common Stock is 75605L 10 4.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ]  Broker or dealer registered under Section 15 of the Act,

      (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

      (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,


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      (e) [ ]  Investment Advisor registered under Section 203 of the
               Investment Advisors Act of 1940,

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

      (g) [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

      (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                 NOT APPLICABLE.

ITEM 4. OWNERSHIP.

        The following describes the ownership of Common Stock by Mitchell Kapor as of December 31, 1999.

        (a)    Amount beneficially owned:  3,305,070

        (b)    Percent of class:  4.4%

        (c)    Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote: 3,305,070

                (ii)    Shared power to vote or to direct the vote: 0

                (iii)   Sole power to dispose or to direct the disposition of:
                        3,305,070

                (iv)    Shared power to dispose or to direct the disposition of:
                        0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.


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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATION.

        Not applicable.


                               Page 5 of 6 Pages
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                                    SIGNATURE

        The undersigned hereby agrees that this Schedule is filed on behalf of him and, after reasonable inquiry and to best of his knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

        Dated: February 3, 2000


                                            By /s/ Mitchell Kapor
                                               ---------------------------------
                                               Mitchell Kapor


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